SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 12b-25

Commission File Number _________

NOTIFICATION OF LATE FILING

(Check One): : Form 10-K 9 Form 20-F 9 Form 11-K 9 Form 10-QSB 9 Form N-SAR

For Period Ended: December 31, 2003

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Digital Video Systems, Inc.
Full name of registrant

430 Cambridge Avenue, Suite 110
Address of principal executive office (Street and number)

Palo Alto, CA 94306
City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

: (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof will be filed or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report or Form 10-Q, or thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c)has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to ongoing review of accounting matters by the Registrant's auditors relating to the current period covered by this report, the financial statements to be included in the Registrant's annual report on Form 10-K will not be completed on the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Robert Baker    (650)   322-8102 x102

(Name)    (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

: Yes 9 No

_______________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

: Yes 9 No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached explanation.

Digital Video Systems, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2004	By:/s/ Robert Baker (name and title) Robert Baker Chief Financial Officer Digital Video Systems, Inc.

Explanation of anticipated change:

Revenue for the quarter ended December 31, 2003 is currently anticipated to be approximately $18.5 million, compared to $44.0 million for the quarter ended December 31, 2002. For the year ended December 31, 2003, revenue is currently anticipated to be approximately $89.1 million, compared to $157.2 million for the year ended December 31, 2002.

Net loss for the fourth quarter of 2003 is currently anticipated to be approximately $3.9 million or a loss of $0.46 per share, compared to a net loss of $2.0 million or a loss of $0.34 per share in the fourth quarter of 2002. Net loss for 2003 is currently anticipated to be approximately $8.3 million, or a loss of $1.15 per share, compared to net loss of $3.0 million, or a loss of $0.50 per share, in 2002.

The foregoing statements are forward looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from the above preliminary estimates include possible accounting entries and adjustments that may be made to the Registrant's financial statements in connection with the finalization of the audit for the year ended December 31, 2003.

The net loss for the quarter and year ended December 31, 2003 was caused primarily by the transition to new products and inventory charges.